Exhibit 99.1

FAQ

FAQs ARE FOR INTERNAL USE ONLY — VERBAL DELIVERY ONLY

General

Who is Demandware?

Demandware is the industry’s leading enterprise cloud commerce platform that enables leading brands to deliver unified, personalized experiences for consumers across every touchpoint.

Who are Demandware’s customers?

Leading global brands including Design Within Reach, Lands’ End, L’Oreal and Marks & Spencer rely on Demandware to power their commerce and connect 1:1 with consumers across the web, mobile, social and in-store experiences.

How many employees does Demandware have? Where is the company based?

Demandware has more than 1,000 employees. The company is headquartered in Burlington, MA with additional offices across the U.S., as well as Australia, China, Denmark, France, Germany, Italy, Japan and the Netherlands.

Why is Salesforce buying Demandware?

Salesforce’s acquisition of Demandware, a recognized leader in the digital commerce industry, will extend the company’s CRM leadership and position it to capture the multi-billion dollar digital commerce market with what will be the new Salesforce Commerce Cloud.

The Salesforce Commerce Cloud will be an integral part of Salesforce’s Customer Success Platform, creating opportunities for companies to connect with their customers in entirely new ways. Salesforce customers will have access to the industry’s leading enterprise cloud commerce platform, and Demandware customers will be able to leverage Salesforce’s leading sales, service, marketing, communities, analytics, IoT and platform solutions to deliver a more comprehensive, personalized consumer experience.

How will the acquisition benefit customers?

The combination of Salesforce and Demandware will benefit customers of both companies.

•	Salesforce customers will have access to the industry’s leading enterprise cloud commerce platform as an integral part of the Customer Success Platform.

•	Demandware customers will be able to leverage Salesforce’s leading sales, service, marketing, communities, analytics, IoT and platform solutions to deliver a more comprehensive, personalized consumer experience.

How much is Salesforce paying for Demandware?

Please see our press release.

When will the transaction close?

The transaction is expected to close in the second quarter of Salesforce’s fiscal year 2017, ending July 31, 2016.

Will the Demandware team join Salesforce?

Yes, the Demandware team will join Salesforce upon the closing of the transaction, which is expected to occur in the second quarter of Salesforce’s fiscal year 2017, ending July 31, 2016.

Salesforce Employees

How will this transaction benefit Salesforce employees?

Salesforce’s acquisition of Demandware, a recognized leader in the digital commerce industry, will extend the company’s CRM leadership and position it to capture the multi-billion dollar digital commerce market with what will be the new Salesforce Commerce Cloud.

The Salesforce Commerce Cloud will be an integral part of Salesforce’s Customer Success Platform, creating opportunities for companies to connect with their customers in entirely new ways. Salesforce customers will have access to the industry’s leading enterprise cloud commerce platform, and Demandware customers will be able to leverage Salesforce’s leading sales, service, marketing, communities, analytics, IoT and platform solutions to deliver a more comprehensive, personalized consumer experience.

When will the transaction close?

The transaction is expected to close in the second quarter of Salesforce’s fiscal year 2017, ending July 31, 2016.

Will the Demandware team join Salesforce?

Yes, after the close of the transaction, Demandware will join Salesforce.

What should I be doing now?

We just announced we’ve entered into an agreement to acquire Demandware. The transaction has not yet closed, and for now, it’s business as usual. Stay focused on executing against your V2MOM. We’ll have more details to share regarding integration upon the close of the transaction.

Will we merge their teams into ours?

The management teams for both companies are working through these decisions together, and we will provide more information as soon as we can.

Can I tweet about this?

You may ONLY use the approved tweet below. Otherwise, please refrain from posting about the deal except for using the approved tweet below. This is important. Communication from Salesforce employees that can potentially affect Demandware stockholder’s decision to buy or sell is regulated by securities law, needs to be approved by the Salesforce legal team and may need to be publicly filed. If you have any questions or have concerns, please contact your PR partner, Kate McLaughlin (kmclaughlin@salesforce.com)

-	Approved Tweet: .@Salesforce signs definitive agreement to acquire @Demandware! Learn more here: http://sforce.co/demandware

Can I trade Salesforce stock or Demandware stock between sign and close?

Employees may trade Salesforce stock as long as our trading window is open and you do not hold material or non-public information regarding Salesforce. You may trade Demandware stock if you do not hold material or non-public information regarding Demandware. Officers and directors of Salesforce should not purchase Demandware stock, regardless of whether they hold material or non-public information regarding Demandware.

Where can I get more information/answers to questions?

If you have questions or want more information, please refer to the post within the Breaking News Chatter group.

Salesforce Distribution Team FAQ

My customer is also a Demandware customer. Should I engage with my customer differently now?

For now, nothing is changing. Customers should continue reaching out to their existing sales and support teams at Salesforce and Demandware. Once the transaction has closed, we will integrate and align our sales, success and support channels to provide our customers with a unified experience.

Can customers buy Demandware products from Salesforce now?

For now, nothing is changing. Customers can buy Demandware products from the Demandware sales team. In the coming months, after the transaction has closed, we will add Demandware products to the Salesforce portfolio of solutions, and you will be able to buy Demandware as well as design integrated solutions leveraging the full Customer Success Platform from Salesforce.

How are Demandware products sold today? Are they sold direct or through the channel?

Demandware sells the majority of its products through its direct sales team. Demandware also has a small reseller program focused on emerging markets.

Does Demandware currently sell internationally?

Yes, the majority of Demandware’s customers and sales presence are located in the U.S. and EMEA. Additionally, they have a small presence in APAC and Japan.

Is there customer overlap between Demandware and Salesforce?

Yes, we have many joint customers. Demandware is one of our successful partners.

How large is the Demandware sales and customer success teams and where are they located?

The Demandware sales and customer success teams have hundreds of employees worldwide with operations in the U.S., EMEA, APAC and Japan.

I am currently on a joint pursuit with Demandware. Do I stop this process because of today’s announcement?

If you are in a joint pursuit, you should continue to work with your counterpart at Demandware as you have in the past.

One of my customers wants to talk to Demandware. How do I get them to the right account executive?

Today, please direct them to www.Demandware.com or post a comment on the Cross-Selling Demandware Chatter group. Once the transaction closes, we will share updated rules of engagement between the sales teams.

As an AE, what are my rules of engagement with Demandware?

Right now, your focus should be crushing your month and Q2—the transaction has not yet closed and it’s business as usual. Once the transaction closes, we will share updated rules of engagement between the sales teams.

If you have questions, please post them on the Cross-Selling Demandware Chatter group.

As an SDR, what do I do if I get inbound interest in Demandware?

Today, please direct them to www.Demandware.com or post a comment on the Cross-Selling Demandware Chatter group. Once the transaction closes, we’ll share updated rules of engagement between the sales teams.

What do I do if my customer indicates to me that his/her company is confused or worried about the acquisition?

Escalate to your manager and post a comment on the Cross-Selling Demandware Chatter group.

Can I reach out to the Demandware sales team now?

Yes, but you should only do so in the ordinary course of business and if you feel it is critical to hitting your quarter goals or maintaining an important customer relationship. Right now, your focus should be on crushing your month and Q2.

I have a sales-related question not addressed in this FAQ. Who do I contact?

Please post your question to the Cross-Selling Demandware Chatter group.

Salesforce Customers

I’m a customer of both Salesforce and Demandware. Who should I call for support?

For now, nothing is changing. You should continue reaching out to your existing support teams at Salesforce and Demandware. Once the transaction has closed, we will integrate and align our support channels to provide our customers with a unified customer experience.

Can I buy Demandware products from Salesforce now?

For now, nothing is changing. You can buy Demandware products from the Demandware sales team. In the coming months, after the transaction has closed, we will add Demandware products to the Salesforce portfolio of solutions and you will be able to buy Demandware as well as design integrated solutions leveraging the full Customer Success Platform from Salesforce.

Salesforce Partners

What does this mean for Salesforce partners?

This is an extremely exciting opportunity for Salesforce partners. Salesforce’s acquisition of Demandware, a recognized leader in the digital commerce industry, will extend the company’s CRM leadership and position it to capture the multi-billion dollar digital commerce market with what will be the new Salesforce Commerce Cloud.

Our partners will have the ability to extend their services to include digital commerce as an integral part of the Customer Success Platform, allowing them to create new practices, services and revenue streams.

What does this mean for other Salesforce eCommerce partners?

Salesforce will continue to nurture and grow its vibrant ecosystem of partners. This is a large market with multiple players, and there is plenty of room for numerous vendors to be successful. Many customers will continue to find value in third-party solutions in the commerce space, and our customers have the ability to choose the solution that is best for them. This acquisition also gives Salesforce stronger alignment with our ecosystem of digital agencies and digital commerce partners.

Upon the close of the transaction, Demandware’s current ecosystem of partners will enhance the Salesforce ecosystem.

Do you plan on removing other eCommerce partners from the AppExchange?

Nothing is changing. Salesforce will continue to nurture and grow its vibrant ecosystem of partners.

Investor Questions

This has been an obvious area of adjacency. Why did you acquire Demandware now? What took you so long?

•	As Keith mentioned on the call, our customers have been looking for new ways to more deeply integrate their commerce and CRM platforms. They are increasingly asking for this product.

•	Additionally, with the Marketing Cloud now fully complete and clearly demonstrating outstanding growth and consistent execution, we felt the timing was right to extend to the adjacent commerce market.

Why did ExactTarget take so long to integrate?

•	Exact Target was the largest acquisition we had ever undertaken, and it was a brand new category for us, so our goal was to ensure our customers would be successful and minimize business disruption.

•	We were very methodical about how we integrated the two companies, beginning with a lead-pass program for our go-to-market strategy — for example — before fully aligning the two sales organizations.

•	We recently completed the full integration of the two companies, culminating with the unification of our CRM systems.

•	We learned a lot from our acquisition of ET, and we are very pleased with how we integrated ExactTarget, which is clearly reflected in how the Marketing Cloud has performed.

What is total cost of acquisition (net of cash and prior investment)?

•	We’ve agreed to acquire Demandware in a transaction worth approximately $2.8 billion (net of cash acquired).

How much cash does Demandware have on hand?

•	Demandware reported $118 million in cash and $78 million in short-term investments, for a total of $196 million at the end of their first quarter fiscal 2016.

What is Demandware’s revenue (or revenue run-rate)? Are you updating your FY17 revenue Guidance?

•	As of Demandware’s first quarter results, they were guiding to $308 million in revenue for fiscal year 2016 at the high end of the range.

•	As Mark mentioned on the call, we are raising our FY17 revenue guidance to $8.26 billion to $8.32 billion.

Will the acquisition impact your ability to deliver operating margin improvement in FY17?

•	We anticipate the acquisition will be modestly dilutive to margins in FY17.

•	However, we still expect to improve our non-GAAP operating margins year-over-year.

Where will you report the revenue? Will it become its own item or fall under “other”?

•	We are planning on reporting revenue from Demandware in the App Cloud and Other line item for the remainder of FY17.

•	We will also report stub period results for Demandware for the remainder of the year.

This acquisition is going to be a big part of your cash. I think you said you’re going to get a term loan, here. How should we think of your cash position going forward?

•	We estimate the acquisition of Demandware will reduce operating cash flow by approximately $45 million to $50 million in fiscal 2017.

•	As a result, we now expect FY17 year-over-year operating cash-flow growth for the combined Company in the range of 22% to 23%.

What was Demandware’s DR before the acquisition and how much of that do you have to write down?

•	Demandware’s deferred revenue as of their latest reported quarter Q1 FY16 was approximately $48 million.

•	We have not broken down the specific write down associated with on-balance sheet deferred revenue.

•	As we said on the call, we believe our deferred revenue will make a fair value adjustment of approximately $50 million to Demandware’s billed deferred revenue and unbilled deferred revenue (which is off the balance sheet).

•	Keep in mind that at Salesforce’s size and scale, these adjustments will be immaterial to the consolidated billed and unbilled deferred revenue balances.

How much was Demandware’s unbilled deferred revenue?

•	As of December 31, 2015, Demandware’s publicly disclosed backlog, which we would refer to as our unbilled deferred revenue, was approximately $600 million.

How quickly do you think that can come back?

•	It will depend on a number of variables including renewal rates and average contract length, but we expect over the coming 3-4 years.

•	Keep in mind that at Salesforce’s size and scale, these adjustments will be immaterial to the consolidated billed and unbilled deferred revenue balances.

What is their average contract length?

•	The majority of Demandware customers are on three year contracts and the average contract length is just over three years.

What proportion of Demandware’s invoicing is done on annual terms? How will this impact DR growth going forward?

•	Demandware typically invoiced customers on a monthly basis.

•	We expect to provide additional information on the impact of invoicing on DR if it becomes material.

What is the impact to OCF this year?

•	We currently anticipate this acquisition to impact OCF by approximately $45 to $50 million for the full year.

•	We will have more information when the acquisition closes, which is expected to occur later this quarter, and will provide additional details on our second quarter earnings call in August.

What database is Demandware built on? Do you intend on replatforming this onto the Salesforce Platform?

•	Demandware uses a variety of technologies to run its service.

•	They use Oracle extensively, but also other databases, including Mongo DB and AWS.

•	We just announced intent to acquire and still too early to comment on integration of architecture.

How much do you anticipate investing into Demandware this year? How about FY18?

•	We just announced intent to acquire and still too early to get into this level of detail.

•	That said, we are excited to bring world-class commerce capability to our Customer Success Platform and will share more details once the transaction has closed.

How do you plan on going to market? How will Demandware integrate with the Marketing Cloud and your other clouds? What other Clouds do you think benefit the most from Demandware?

•	We learned a lot from our acquisition of Exact Target, and cultivated a successful integration playbook; we expect to follow a similar path for Demandware once the transaction has closed.

•	As Keith said on the call, our customers have been asking for this — we aren’t just adding a new commerce cloud, we are also bringing world-class commerce capabilities to our entire Customer Success Platform.

•	The Salesforce Commerce Cloud will be an integral part of Salesforce’s Customer Success Platform, creating opportunities for companies to connect with their customers in new ways.

•	Salesforce customers will have access to the industry’s leading enterprise cloud commerce platform, and Demandware’s customers will be able to leverage Salesforce’s leading sales, service, marketing, communities, analytics, IoT and platform solutions to deliver a more comprehensive, personalized consumer experience.

Do you expect integration to follow roughly the same time frame as Exact Target?

•	We will have a better idea of the integration timing upon the closing of the acquisition, and may provide more information on that following the closing of the deal, which is expected to occur later this quarter.

Was this a competitive bidding process?

•	All of the details of the bidding process will be included in the tender offer documents when they are publicly filed.

•	Both companies believe this transaction is in the best interest of the companies, including their employees and stockholders.

Do you expect a second request?

•	We don’t see any material regulatory issues.

You paid a 56% plus premium for Demandware. This seems excessive relative to other deals done lately?

•	Both companies believe this transaction is in the best interest of the companies, including their employees and stockholders.

•	Valuation is about 9.2x C16 revenue, which is not too dissimilar from other large, strategic acquisitions, e.g. Oracle/Eloqua, SAP/Ariba, etc.

What is the customer overlap? Is the bigger opportunity to sell Salesforce to Demandware or vice versa?

•	The combination of Salesforce and Demandware will benefit customers of both companies.

•	The Salesforce Commerce Cloud will be an integral part of Salesforce’s Customer Success Platform, creating opportunities for companies to connect with their customers in entirely new ways. Salesforce customers will have access to the industry’s leading enterprise cloud commerce platform, and Demandware’s customers will be able to leverage Salesforce’s leading sales, service, marketing, communities, analytics, IoT and platform solutions to deliver a more comprehensive, personalized consumer experience.

Why are you making an acquisition in a space already addressed by your partners? Why own the asset vs partner?

•	With the acquisition of Demandware, Salesforce will be able to extend its #1 CRM platform with industry leading digital commerce capabilities and will be positioned to lead the multi-billion dollar digital commerce market with new Salesforce Commerce Cloud.

•	Salesforce will continue to nurture and grow its ecosystem, and upon the close of the transaction, Demandware’s current ecosystem of partners will enhance the Salesforce ecosystem.

•	This is a large market with multiple players, and there is plenty of room for numerous vendors to be successful.

•	Many customers will continue to find value in third-party solutions in the commerce space, and our customers have the ability to choose the solution that is best for them.

What other categories does Salesforce have an interest in acquiring from the partner ecosystem? What about companies like ServiceMax?

•	I can’t speculate about what Salesforce will do in the future, but we are committed to supporting our full ecosystem of ISV and consulting partners.

You mentioned that you are executing a $500 million term loan in connection with the transaction. Can you elaborate?

•	Similar to our acquisition of ExactTarget, we are putting in place a term loan to give us a little bit of additional flexibility.

•	The term is three years, at an initial rate of interest of Libor+125bps.

•	The details of the loan will be filed with the merger agreement.

Explain more about the synergies you see with Demandware? Rev? OM? OCF? How fast will you realize these synergies?

•	Over the coming months, we will focus on accelerating revenue growth and driving expense synergies, and working to improve cash flow incrementally.

•	Some of these efforts including leveraging Salesforce’s existing distribution capacity to sell Demandware’s products; accelerating investment in Demandware’s distribution capacity; increasing the proportion of subscription revenue for Demandware over time; accelerating geographic expansion by leveraging Salesforce.com’s presence in Europe and Asia; and obviously identifying synergies in our global infrastructure where appropriate; and lastly, by improving operating cash flow by integrating our accounting processes.

•	Obviously we are going to move quickly to recognize the benefits of synergies where possible, but our ultimate goal here is to ensure continuity and customer success.

One of the synergy benefits we saw from your acquisition of ET was the application of your disciplined invoicing practices to their business. Do you expect the same benefit with Demandware?

•	We believe there is an opportunity to improve the proportion of invoices issued on annual terms in the Demandware business.

•	However, I think it would be premature to commit to applying the same invoicing practices at Salesforce to Demandware right away and before we have had the chance get to know their business and their customers.

•	Our immediate focus will be to integrate our two companies to continue delivering industry-leading innovation and customer success.

Do you anticipate any more significant M&A in the next 12 - 18 months or will you somewhat freeze bigger M&A similar to what you did after purchasing ET?

•	Given we have yet to complete what is likely to be our largest acquisition ever, I think it is a bit premature to speculate on what we’ll do in the coming 12-18 months.

Are you committed to the Rev / OM / OCF model in FY18?

•	Demandware will be our largest acquisition ever, and despite their size we are still guiding to a year over year improvement in our non-GAAP operating margin.

•	As it relates to FY18 and beyond, we have not changed our thinking as it relates to our operating margin framework.

•	We typically provide updates to our Operating Margin Framework during our annual analyst day, so we’ll likely update you on that in October.

Do you expect Demandware’s CEO to stay with Salesforce?

•	Salesforce has a great track-record of retaining acquired executive talent, including executives like Alex Dayon, Adam Blitzer, Scott McCorkle, and others.

•	At this point I can’t tell you what his long-term plans are, but expect that following closing, he will help guide us through the integration of our two companies.

Who will Tom be reporting to at Salesforce? Marc?

•	Given that Demandware is expected to become the Commerce Cloud, and will remain an independent entity, Tom will report to Alex Dayon, our head of product.

What is Demandware’s attrition? What is it now and what do you think it can be in one year?

•	Demandware’s attrition on a customer-basis is sub 5%.

•	On a dollar-basis, Demandware does not measure attrition using the same methodology, so I cannot give you an apples to apple comparison.

•	Most recently (May Investor Deck) they reported a dollar renewal rate above 100%.

•	As you think about attrition on a dollar basis, keep in mind their business is with large, enterprise-class customers.

How long will you keep the bridge financing?

•	Term loan is for three years.

How will Demandware operate post acquisition... separately or integrated?

•	Given the success we had with the integration of ExactTarget, we will be using that as a blueprint for our integration with Demandware following closing.

•	At the same time, we learned quite a bit from that experience, so there may be an opportunity to move a bit more quickly with some aspects of the integration following closing.

•	Given we have yet to close the transaction, it is too soon to provide any detail surrounding our integration plans.

What are the existing major locations for Demandware? Will you see to rationalize sites and real estate?

•	Demandware is headquartered in Burlington, MA with additional offices across the U.S., as well as Australia, China, Denmark, France, Germany, Italy, Japan and the Netherlands.

•	Given we have yet to close the transaction, it is too soon to provide any detail surrounding our integration plans.

How big is the additional TAM that is now accessible to Salesforce? What is the growth rate of this TAM?

•	Current TAM is $4.2 billion and according to Gartner, worldwide spending on digital commerce platforms is expected to grow at over 14 percent annually, reaching $8.5 billion by 2020

•	(Gartner, Inc. Forecast: Enterprise Software Markets, Worldwide, 2013-2020, 1Q16 Update, March 17, 2016).

Has the competitive landscape for digital commerce changed over the last 12 months?

•	Demandware’s day-to-day competitors within the enterprise space are predominately the on-premise license offerings (IBM, Oracle, & SAP).

•	Demandware is the differentiated option.

•	The decision is not about individual features or price, it is really about the overall philosophy of what approach will best enable customers’ long-term goals.

How do you compete with Magento?

•	Magento is the competitor we see most often in mid-market deals, though we rarely see them in large enterprise accounts.

•	They are an open source vendor, that is cheaper to acquire than IBM, Oracle, or SAP, but more expensive to run given the lack of professional support and stability challenges at significant scale.

How do you compete with Oracle’s cloud product assuming it is successful?

•	They lead in market share, but Demandware is gaining.

•	ORCL cannot deliver a true multi-tenant SaaS solution that scales to 100+ orders per second, and lag in terms of customer satisfaction.

Hybris as competitor?

•	Hybris does well in B2B, and are helped by the ownership from SAP.

•	In B2C they do better than IBM and Oracle but not as well as Demandware.

•	Their IR500 accounts were up modestly in 2015 while IBM and Oracle were down.

•	Demandware was up 27% year over year.

•	SAP will throw in Hybris and the commerce platform essentially for free where they are competing with Oracle in B2B, less so in B2C.

Amazon as competition?

•	Amazon and Demandware are both growing GMV at above-market rates.

•	The key difference is that Demandware does this through retail customers and Amazon as a retailer.

•	Demandware is a platform where branded retailers operate their own sites, keeping customer data and leveraging the power of the platform to improve their online business.

•	As a marketplace, Amazon retains all customer data, using analytics solely for the benefit of the Amazon platform.

•	We believe this distinction is important to retailers interested in promoting and expanding brand awareness and differentiated customer shopping experiences.

Shopify as competition?

•	They are not a competitor.

•	There is still a big white space between them and Demandware.

•	The low end of Demandware is the high end of Magento and the low end of Magento is the high end of Shopify.

•	The Shopify model is well-suited to home business, low touch.

BigCommerce as competitor?

•	BigCommerce is very similar to Shopify, more at SMB portion of the market offering the essential features for customers doing <$2M GMV.

•	They have a smaller client base of 95K and lower revenues of $23M vs. Shopify with similar fee structure.

Volusion/Mozu as competitor?

•	The Mozu offering is cloud-based, funded by Volusion to serve larger customers.

•	Their value proposition is to combine the platform with an integrated content management system (CMS) with an easy to use development environment.

NetSuite as competitor?

•	NetSuite is primarily a provider of CRM and ERP software that we see within ecommerce customers and prospects.

•	Recently NetSuite has made acquisitions to bolster their eCommerce (Retail Anywhere and Venda), and email marketing (Bronto) position to supplement their other enterprise offerings.

•	However, we only see NetSuite as a competitor in ecommerce decisions if (1) it is a smaller retailer and (2) the smaller retailer already uses NetSuite on the back end. If a retailer doesn’t have NetSuite on back end we don’t see them in ecommerce platform competition.

Additional Information

The tender offer has not yet commenced. This FAQ is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the tender offer is commenced, Salesforce will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, and Demandware will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Demandware stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, Salesforce and Demandware file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This FAQ contains “forward-looking statements” relating to the acquisition of Demandware by Salesforce. All statements other than historical facts included in this FAQ, including, but not limited to, statements regarding the timing and the closing of the transaction, the financing for the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things: uncertainties regarding the timing of the closing of the transaction; uncertainties as to how many of Demandware’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to Demandware; the outcome of any legal proceedings that may be instituted with respect to the transaction; that the integration of Demandware’s business into Salesforce is not as successful as expected; the failure to realize anticipated synergies and cost savings; the failure of Salesforce to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside either company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in Salesforce’s and Demandware’s periodic and other reports filed with the SEC including the factors set forth in their most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Salesforce, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Demandware. These forward-looking statements reflect Salesforce’s expectations as of the date of this report. Salesforce undertakes no obligation to update the information provided herein.